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                                                                     Exhibit 5

                         WALLACE COMPUTER SERVICES, INC.
                                  NEWS RELEASE

For Immediate Release

Contact: HILL AND KNOWLTON
         Jeff Zilka 312/255-3048
         Roy Wiley 312/255-3035


              WALLACE COMPUTER SERVICES, INC. REJECTS MOORE OFFER;
                       FILES SUIT TO STOP TAKEOVER ATTEMPT



Hillside, Ill., August 15, 1995 -- Wallace Computer Services, Inc. announced today that its Board of Directors unanimously concluded that an unsolicited tender offer from Moore Corporation Limited to acquire all outstanding shares of Wallace common stock at $56 a share is inadequate. The Board also concluded that, in light of the company's future prospects, stockholders would be best served by Wallace remaining an independent entity. The Board is advising stockholders not to tender their shares.

          Separately, Wallace filed suit in federal court to enjoin Moore's tender, asserting that an acquisition raises serious issues under federal antitrust laws. The suit also seeks to enjoin Moore from violations of federal securities laws as a consequence of significant misstatements of fact in public statements on the Moore tender offer.

          In rejecting the offer, the Wallace Board cited the company's strong financial performance as a key factor. Wallace has consistently achieved superior earnings growth in its industry. This has been spurred by an aggressive new product strategy which is helping the company steadily gain market share.

          Robert J. Cronin, President and Chief Executive Officer of Wallace, cited these items and other factors in a letter he sent to Mr. Braun today which follows:


     Dear Mr. Braun:

               Our Board of Directors has carefully considered your bid of $56.00 per share and unanimously agreed to advise Wallace stockholders this morning to reject your hostile tender offer. The offer is clearly inadequate. The Board is of the opinion that, in light of the company's

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     future prospects, the interests of Wallace's stockholders will be best served by Wallace remaining an independent entity.

               Wallace is an outstanding company. Wallace has become the acknowledged industry leader in the application of new technologies and in customer service and value. As you know, this has resulted in a dramatic string of new customer relationships for Wallace. This trend will continue and is only just beginning to add to our company's bottom line and stockholder value.

               We have achieved excellent business and financial results for our stockholders. Our most recent results, announced this morning, for the fourth quarter and for the entire fiscal year ended July 31, 1995 were exceptional. They provide the real proof that our strategies and industry leadership are paying off for customers, employees and stockholders. We believe that there is much more to come.

               Your proposed acquisition of Wallace raises serious issues under the federal antitrust laws. As a result, we are filing a legal action in the United States District Court for the Southern District of New York to enjoin the proposed merger under Section 7 of the Clayton Act.

               The Board is also concerned with significant misstatements of fact in your public statements concerning the tender offer. Because of the seriousness of those misstatements, our legal action in the United States District Court for the Southern District of New York also seeks to enjoin you from violating the federal securities laws.

               Wallace and its Board of Directors have always dealt fairly and honestly with Wallace's stockholders. We expect you to do the same.


                                   Sincerely,



                                   Robert J. Cronin
                                   President & Chief Executive
                                   Officer

          Wallace is one of the nation's largest manufacturers and distributors of information management products, services and

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solutions.  Founded in Chicago in 1908, Wallace is headquartered in Hillside,
Illinois with manufacturing, distribution and sales facilities throughout the United States.